UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.

(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street

P.O. Box 15067

Matam, Haifa 3190500, Israel

+972 (4) 865-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

On October 6, 2021, ZIM Integrated Shipping Services Ltd. (the “Company”) issued a press release announcing the creation of a new subsidiary, Ship4wd, a digital freight forwarding platform offering an online, simple and reliable self-service end to end shipping solution, that will target US & Canadian small and medium-sized businesses importing from China, Vietnam and Israel. A copy of this press release is attached herewith as Exhibit 99.1.

The information in this Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP General Counsel and Corporate Secretary

Date: October 6, 2021

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release dated October 6, 2021